Millar Western Forest Products Ltd.
Management's Discussion and Analysis


OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this annual report on Form 6-K. Our financial statements have been prepared in accordance with Canadian GAAP, which differ from financial statements prepared in accordance with U.S. GAAP. For a further discussion of these differences, see note 21 to our audited financial statements included elsewhere in this annual report on Form 6-K.

Operating Results

General

Our two operating segments are pulp and lumber. The pulp segment consists of a BCTMP mill at Whitecourt, Alberta, that produces hardwood, softwood and blended pulps. The lumber segment consists of two sawmills located at Whitecourt and Boyle, Alberta, that produce SPF dimension lumber. Our corporate and other activities include management and marketing services provided to the Meadow Lake BCTMP mill and other corporate business.

Our operating results are generally influenced by the following factors: pulp and lumber prices, U.S.-Canadian dollar exchange rates, production volumes, freight and other distribution costs, fiber costs and electricity costs.

Our operating results are largely affected by the prevailing market prices for pulp and lumber. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels. In addition, Canadian lumber markets and our results have been significantly impacted by the softwood lumber dispute. In 2005, we sold 41% of our lumber in the United States. See note 10 to our audited financial statements for a full discussion of the duties.

Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars and we have incurred substantially all of our debt in U.S. dollars. In 2005, approximately 75% of our revenue was denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars. In order to mitigate the impact of foreign exchange volatility on our operating results, we have entered into foreign exchange forward contracts to partially hedge our exposure to fluctuations in U.S. dollar revenue and we have incurred substantially all of our debt in U.S. dollars. Effective January 1, 2002, we retroactively adopted a new accounting policy of the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Under the new policy, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in income in the current period.

Pulp and lumber production volumes have a direct impact on our operating results. Our Whitecourt pulp mill's production capacity has increased from a design capacity of 210,000 tonnes per year to the current capacity of 300,000 tonnes per year through operating improvements and capital expenditures. Through the optimization of the new sawmill at Whitecourt and the implementation of an extra shift at Boyle, the production capacity of our lumber segment has also increased in the past two years.

Freight and other distribution costs have an impact on our operating results as the majority of our products are exported. In 2005, 76% of our revenue was derived from shipments to customers outside of Canada. Our ability to compete in the markets to which we export our products is dependent upon efficient and cost effective transportation to such markets.

The availability of an economical fiber supply is one of the most important factors affecting the profitability of forest products companies. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of timber resources partially insulates an operator from fluctuations in the market price of fiber. We supply our manufacturing operations primarily from fiber resources held under long-term agreements with the Government of Alberta, which provides a secure supply of fiber and stable costs on a sustainable basis. Substantially all of the fiber requirements for our pulp mill and sawmill facilities are supplied by the Millar Western FMA, our provincial quotas and allocations, and multi-year fiber agreements with other forest products companies. We purchase the balance of our fiber requirements in the open market.

Electricity costs represent approximately 24% of our manufacturing costs for pulp and approximately 2% for lumber, based on 2005 costs, and fluctuations in the price of electricity affect our costs. In January 2001, we acquired long-term power purchase rights to insulate our pulp and lumber operations from volatility in the electricity market.

OUR RESULTS OF OPERATIONS

The following table sets out our segmented financial and operating information for the periods indicated.


                                          Year ended December 31,
                                       ------------------------------
                                         2003       2004       2005
                                       --------   --------   --------
                                               (in millions)
Revenue
 Lumber............................    $  125.7   $  162.1   $  138.1
 Pulp..............................       185.4      177.5      159.7
 Corporate and other(1)............         6.2        6.4        6.5
                                       --------   --------   --------
Total..............................    $  317.3   $  346.0   $  304.3
                                       ========   ========   ========
Operating earnings (loss)
 Lumber............................    $    4.9   $   20.0   $    2.8
 Pulp..............................        34.2       31.2       11.4
 Corporate and other(1)............        (7.5)      (8.3 )     (8.5)
                                       --------   --------   --------
Total..............................    $   31.6   $   42.9   $    5.7
                                       ========   ========   ========
Shipments
 Lumber (MMFBM)....................         342        354       333
 Pulp (MADMT)......................         292        299       286
Average revenue
 Lumber ($ per MFBM)...............         368        458       415
 Pulp ($ per ADMT).................         635        594       559
____________
(1) Primarily represents revenue from management and marketing contracts, the related costs and unallocated corporate expenses.

Virtually all of our pulp and a substantial portion of our lumber products are sold outside of Canada. Our geographic distribution of revenue for the periods indicated is as follows:

                                          Year ended December 31,
                                       ------------------------------
                                         2003       2004       2005
                                       --------   --------   --------
                                               (in millions)
Canada.............................    $    64.3  $    92.3  $    74.1
United States......................         86.1       95.5       88.7
Europe.............................         54.5       34.4       53.0
Asia...............................        111.1      123.4       86.2
Other..............................          1.3        0.4        2.3
                                       ---------  ---------  ---------
                                       $   317.3  $   346.0  $   304.3
                                       =========  =========  =========

Year ended December 31, 2005 compared to year ended December 31, 2004

Overview

Millar Western's financial results for 2005 were negatively affected by the continued rise of the Canadian dollar, lower market prices for lumber and pulp, and reduced sales compared to the previous year.

Revenue decreased by $41.7 million, or 12.1%, to $304.3 million in 2005, compared to $346.0 million in 2004, as a result of lower shipment volumes and further appreciation of the Canadian dollar against the U.S. dollar. During the year, the Canadian dollar exchange rate increased by 7.5%, from an average of US$0.7701 in 2004 to an average of US$0.8276 in 2005.

Operating earnings decreased by $37.1 million to $5.7 million in 2005, as a result of lower revenue and the effect of increased energy prices on manufacturing and freight costs.

Depreciation expense increased by $2.5 million, or 17%, due to depreciation on asset additions and to a write-down in value of a sawmill building and equipment that are no longer in use.

Other expenses consisted of a provision for loss on amounts owing from the Meadow Lake Pulp Limited Partnership totaling $4.3 million. On December 28, 2005, Meadow Lake filed for protection under the Companies' Creditors Arrangement Act.

After a provision for income tax recovery of $4.1 million, we reported a net loss of $7.0 million for the year, compared to net earnings of $28.3 million in 2004.

Lumber

Revenue from the lumber segment decreased by $24.0 million, or 14.8%, to $138.1 million for 2005, compared to $162.1 million in 2004. Lumber shipments decreased by 20.9 million board feet, or 6.3%, from 354.0 million board feet in 2004 to
333.1 million board feet in 2005, due primarily to lower production levels at the Boyle sawmill. Revenues were also negatively affected by lower market prices for lumber and the appreciation of the Canadian dollar. Average revenue per unit decreased by $43 per thousand board feet, or 9.4%, to $415 per thousand board feet in 2005, compared to $458 per thousand in 2004. Countervailing and anti dumping duty deposit payments were down in 2005, due both to lower lumber prices and to reduced deposit rates, which changed from a combined rate of 21.2% in 2004 to a combined rate of 20.1% in 2005. The combined duty deposit rate was further reduced to 10.8%, effective December 12, 2005.

Operating earnings from the lumber segment decreased by $17.2 million to $2.8 million in 2005, compared to $20.0 million in 2004. The decrease in operating earnings was due to lower revenue and higher manufacturing costs. Cost of lumber sold per unit increased from $306 per thousand board feet in 2004 to $312 per thousand in 2005. The increase in unit cost resulted from higher energy prices and lower production rates, partially offset by cost savings realized from capital projects completed at both sawmills. Lumber cost of sales reflected savings from our power purchase rights, which provided lower-than-market electricity rates, of $1.4 million in 2005, compared to $0.8 million for the prior year. Freight and distribution costs increased by $0.9 million, or 7.7%, as a result of fuel surcharges.

Pulp

Revenue from the pulp segment decreased by $17.7 million, or 10%, to $159.7 million in 2005, compared to $177.5 million in 2004. The decrease in revenue was a result of lower shipment volumes and the appreciation in relative value of the Canadian dollar. Sales volumes decreased by 13,300 tonnes, or 4.4%, in 2005 to 285,800 tonnes, compared to 299,100 tonnes in 2004. Average pulp selling prices were slightly lower year over year, which, combined with the appreciation of the Canadian dollar, resulted in a decrease in revenue of $34 per tonne, or 5.8%, from $593 per tonne in 2004 to $559 per tonne in 2005.

Operating earnings decreased by $19.7 million to $11.5 million in 2005, compared to $31.2 million in 2004, due to lower revenue and higher manufacturing and freight costs. Despite savings from our power purchase rights of $18.7 million, compared to $11.0 million in the previous year, cost of pulp sold increased from $347 per tonne in 2004 to $354 per tonne in 2005, as a result of higher energy costs. Higher energy prices also affected freight costs, which increased by 18%, from $119 per tonne in 2004 to $141 per tonne in 2005.

Corporate and Other

Revenue from corporate and other activities of $6.5 million was virtually unchanged from the year before. General and administrative costs increased by $1.6 million, or 13.5%, primarily as a result of higher salary and benefit costs. Depreciation expense increased from $0.7 million in 2004 to $1.9 million in 2005, as a result of depreciation on the computer information system installed in the fourth quarter of 2004. There was no accrual for the employees' profit sharing plan in 2005. An accrual of $2.5 million was recorded for the plan in 2004.

The operating loss for the corporate segment increased from $8.3 million in 2004 to $8.5 million in 2005.

Financing Expenses

Financing expenses decreased from $20.4 million in 2004 to $19.9 million in 2005, due to the effect of the appreciation of the Canadian dollar on U.S.-dollar interest expense.

Unrealized Exchange Gain on Long-Term Debt

Long-term debt of US$190 million was translated at the year-end exchange rate of US$0.8579 on December 31, 2005, compared to a rate of US$0.8301 on December 31, 2004, resulting in an unrealized gain of $7.4 million in 2005. The unrealized gain on translation of long-term debt was $15.8 million in 2004.

Income Taxes

Operating results for the year were subject to income taxes at a statutory rate of 40.6%. The effective tax rate for the year varied from the statutory rate, primarily as a result of the manufacturing and processing deduction and the non-taxable portion of unrealized exchange gains on long-term debt. Variations from the statutory rate are detailed in note 15 of the audited financial statements.

Liquidity and Capital Resources

For the year ended December 31, 2005, we generated $1.6 million of cash from operations before changes in working capital, compared to $38.4 million in 2004. The decrease in cash generated from operations was a result of the significant decrease in earnings for the year. We required cash for an increase in working capital of $21.6 million for the year, compared to a decrease in working capital of $4.8 million in 2004. The increase in working capital was mainly due to higher accounts receivable and inventory balances at year end.

Net capital expenditures were $17.3 million for the year, compared to $19.6 million in 2004. Capital expenditures in 2005 included $10.8 million of projects to improve lumber recoveries and productivity in the Whitecourt and Boyle sawmills and $1.9 million of energy savings projects in the Whitecourt pulp mill.

During the year, we paid a dividend of $15 million to our parent company, Millar Western Industries Ltd.

At December 31, 2005, we had a cash balance of $43.7 million, compared to a cash balance of $96.0 million in 2004. An additional $25 million was available under our revolving credit facility, of which $11.9 million was committed for letters of credit. The terms of the revolving credit facility are described in note 6 of the audited financial statements.

Based on our current level of operations, we believe that our cash flows from operations, together with cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Year ended December 31, 2004 compared to year ended December 31, 2003.

Overview

Revenue increased by $28.7 million, or 9.0%, to $346.0 million in 2004, compared to $317.3 million in 2003. The increase in revenue was predominantly due to higher revenue from the lumber segment. Revenue from the lumber segment was up 29% in 2004 compared to the same period last year, as a result of higher sales volumes and selling prices. The increase in revenue from the lumber segment was partially offset by lower revenue from the pulp segment. A strengthening Canadian dollar, which has appreciated by approximately 6% over the past 12 months, has had a negative impact on revenue.

The effects of the strengthened Canadian dollar were partly mitigated by our currency hedging program, which covered approximately 67% of our U.S. dollar revenue for 2004. As a result of our hedging program, we realized benefits of $6.3 million in 2004 compared to a benefit of $14.7 million in 2003.

Operating earnings increased by $11.3 million, or 35.8%, to $42.9 million in 2004, compared to $31.6 million in 2003. The improvement in operating earnings was mainly due to higher prices for lumber and lower operating costs from the pulp segment. Operating earnings included a charge of $2.5 million for the employees' profit sharing plan, compared to a charge of $0.3 million for 2003.

Depreciation and amortization expense decreased by $1.5 million compared to 2003 primarily as a result of revising the useful life of process equipment.

General and administration expense decreased by $1.5 million in 2004 compared to 2003, primarily as a result of lower consulting and professional fees as well as higher interest income.

Lumber

Revenue from the lumber segment increased by $36.4 million, or 29.0%, to $162.1 million in 2004, compared to $125.7 million in 2003. The significant increase in revenue was a direct result of higher average revenue per unit and higher sales volumes. Average revenue per unit increased by $90 per thousand board feet, or 24.5%, to $458 per thousand board feet in 2004, compared to $368 per thousand board feet in 2003, as a result of higher selling prices. Sales volumes improved by 12 million board feet, or 3.5%, in 2004 compared to 2003 due to increased production at our sawmills and continued strong demand. Countervailing and anti-dumping duty payments increased by $1.8 million, or 15.6%, in 2004 compared to 2003, largely as a result of higher average selling prices. In 2004, we realized a foreign exchange benefit of $1.6 million as a result of our currency hedging program, compared to a foreign exchange benefit of $3.4 million in 2003.

Operating earnings from the lumber segment increased by $15.1 million, to $20.0 million, in 2004 compared to $4.9 million in 2003. The increase in operating earnings was primarily the result of higher revenue, partially offset by higher manufacturing costs. Cost of sales increased by $37 per thousand board feet, or 13.9%, in 2004 compared to 2003 due to increased fiber costs related to higher reforestation expense at our Boyle operations, which returned to harvesting non-fire-damaged timber, as well as higher timber dues, which are assessed according to the benchmark price of lumber. Lumber cost of sales reflected savings from our power purchase rights, in terms of lower electricity rates compared to market rates, of $0.8 million for 2004, compared to $1.2 million for the prior year.

Pulp

Revenue from the pulp segment decreased by $7.9 million, or 4.3%, to $177.5 million in 2004, compared to $185.4 million in 2003. The decrease in revenue was largely a result of a stronger Canadian dollar that was partly offset by higher sales volumes. Sales volumes increased by 7,000 tonnes, or 2.4%, in 2004 compared to the prior year primarily as a result of increasing demand for our product, especially in Asian markets. Although pulp prices improved in 2004 compared to the prior year, average revenue per unit decreased by $41, or 6.5%, as a result of the appreciation in the value of the Canadian dollar in relation to the U.S. dollar. The negative impact of foreign exchange fluctuations was partly mitigated by our currency hedging program, which resulted in benefits of $4.7 million in 2004 compared to benefits of $11.3 million in 2003.

Operating earnings from the pulp segment decreased by $3.0 million, or 8.8%, to $31.2 million in 2004, compared to $34.2 million in 2003. The decrease in operating earnings in 2004 compared to the prior year was mainly due to lower revenue that was partially offset by lower manufacturing costs and depreciation expense. Cost of sales decreased by $1.9 million compared to 2003. Pulp cost of sales were $16 per tonne, or 4.4%, lower in 2004 compared to the prior year, largely as a result of lower natural gas costs and lower repairs and maintenance costs. Depreciation expense for 2004 was $4.1 million lower compared to 2003, as a result of revising the useful life of process equipment. Freight and other distribution costs in 2004 were virtually unchanged at $119 per tonne. Pulp cost of sales also reflected savings from our power purchase rights of $11.0 million in 2004, compared to $16.4 million for the prior year.

Corporate and Other

Revenue from corporate and other activities increased by $0.2 million compared to 2003, as a result of increased sales commissions from the marketing agreement with the Meadow Lake pulp mill.

The operating loss from this segment increased by $0.8 million in 2004 compared to the prior year. The increased loss in 2004 is largely a result of a higher accrual for the employees' profit sharing plan, which was partially offset by lower general and administration expense.

Financing Expenses

Financing expenses decreased by $8.3 million in 2004 compared to 2003, primarily as a result of foreign exchange rate fluctuations. The Canadian dollar - U.S. dollar exchange rate at December 31, 2002, December 31, 2003 and December 31, 2004 was 1.5787, 1.2869 and 1.204 respectively. The appreciation in value of the Canadian dollar relative to the U.S. dollar since the end of 2003 resulted in a foreign exchange loss of $0.5 million on U.S. dollar cash and working capital in 2004 compared to a loss of $6.8 million in 2003. Interest expense was also $1.7 million lower in 2004 compared to the previous year due to the stronger Canadian dollar as well as interest accruing on our long-term debt at a rate of 7 3/4% for the full year, compared to accruing at a rate of 9 7/8% to November 2003.

Refinancing Charges

In the fourth quarter of 2003, we incurred $15.0 million in refinancing charges associated with the purchase and redemption of our 9 7/8% Senior Notes due 2008. The refinancing charges consist of premiums of $10.8 million as well as the write-off of deferred financing costs of $4.2 million. No such charges were incurred in 2004.

Unrealized Exchange (Gain) Loss on Debt

Unrealized foreign exchange gain on U.S. dollar Senior Notes amounted to $15.8 million in 2004, as a result of the appreciation in the value of the Canadian dollar compared to the U.S. dollar since the end of 2003. In 2003, unrealized foreign exchange gain on debt amounted to $47.8 million for the year, due to the appreciation in the relative value of the Canadian dollar since the end of 2002. These gains were unrealized and had no impact on our cash flows and were excluded from the calculation of the employees' profit sharing plan.

Income Taxes

Operating results for 2004 were subject to income and capital taxes at a statutory rate of 41%. The effective tax rate for the year varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gains on long-term debt. Variations from the statutory rate are detailed in note 15 of the audited financial statements. Income tax expense for 2004 consisted of large-corporations capital tax of $0.4 million and future income tax expense of $9.6 million, compared to large-corporations capital tax of $0.6 million and future income tax expense of $1.0 million in 2003.

Recoverability of Property, Plant and Equipment and Other Long-Lived Assets

We assess the recoverability of our property, plant and equipment and other long-lived assets by projecting the future cash flows to be generated by our pulp and lumber mills. These projections require estimates to be made regarding, among other things, future commodity prices, foreign currency exchange rates, sales volumes, operating costs and renewal of licenses and permits. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for our commodities. Different assumptions for commodity prices could result in a conclusion that we would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

Reforestation Obligation

We accrue our reforestation obligations based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on comprehensive analyses for all areas that have been logged, the treatments required for each specific area, the number and size of seedlings to be planted and the expected timing and success rate of the planned activities. We employ forestry experts who have the specialized knowledge required to make such analyses. Actual conditions relating to such factors as weather patterns and forest fires could result in material revisions to our estimates of future costs.

Valuation of Inventory

We value our finished product inventory at the lower of cost and net realizable value. The valuation of inventory is assessed for both pulp and lumber inventories. Net realizable value is determined by reviewing the actual average revenue per unit of transactions occurring in the periods immediately before and after the reporting date. When the net realizable value is below the average cost of inventory, a write down is charged to earnings in the period. The determination of net realizable value is both objective and verifiable; however, downward movement in commodity prices could result in a material write down of inventories in any given period.

Adoption of New Accounting Pronouncements

In early 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, "Consolidation of Variable Interest Entities" ("VIEs"). FASB subsequently issued FIN 46-R, a revision of FIN 46. The Company adopted FIN 46-R effective January 1, 2005. The Canadian Accounting Standards Board ("AcSB") has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which is very similar to FIN 46-R. ACG-15 is effective for years beginning on or after November 1, 2004. The Company adopted AcG-15 effective January 1, 2005. FIN 46-R and AcG-15 require the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The adoption of FIN 46-R and AcG-15 did not have a material impact on the Company's financial statements.

In April 2005, the AcSB issued new accounting standards for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. The new requirements are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted commencing as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently assessing the impact of this accounting standard on its financial statements.

APB Opinion No. 20, "Accounting for Non-monetary Transactions" requires that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as result of the exchange. FAS 153 is effective for non-monetary asset exchanges occuring in periods beginning after June 15, 2005.

In May 2005, the FASB issued FAS No. 154 "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FAS Statement No. 3". FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or "retrospective application". Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change. FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate. The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Research and Development

Not applicable.

Trend Information

Lumber

Lumber markets are expected to weaken during 2006 as rising interest rates put pressure on the U.S. economy and specifically the demand for housing and construction materials. While the demand for lumber is expected to slow considerably, forecasts are for supply to continue at relatively high levels as productive capacity in the industry has increased, particularly in Western Canada. Lumber prices are expected to come under significant pressure as the market reaches its seasonal slow period in midsummer. Canadian lumber producers will continue to be negatively affected by the strengthening Canadian dollar, rising fiber and energy costs and the ongoing softwood lumber dispute between Canada and the U.S.

Pulp

Pulp markets began improving in the latter part of 2005 as the global demand for pulp and paper products remained relatively strong. Pulp prices are expected to continue on an upward trend through the first half of 2006 but come under pressure during the seasonal slow period through the summer and also later in the year in anticipation of new production capacity which is scheduled to enter the market in 2007. Canadian pulp producers will continue to be negatively affected by the strengthening Canadian dollar and the impact of rising energy prices on freight and manufacturing costs.

Recent Developments

Effective May 1, 2006 the Company entered into a series of transactions relating to the power purchase rights. These transactions are described in note 23 to our audited financial statements.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements other than $11.9 million committed for letters of credit under our credit facility.

Tabular Disclosure of Contractual Obligations

The table below summarizes our contractual obligations as at December 31, 2005.

                                                                Payment due by period
                                              ----------------------------------------------------------
Contractual Obligations                                   Less than                            More than
(in $ millions)                                 Total       1 year    1-3 years   3-5 years     5 years
---------------                               --------    ---------   ---------   ---------    ---------
Long-term debt............................    $  221.3     $    --    $     --    $     --     $  221.3
Fixed rate interest(1)....................       135.1        17.1        34.2        34.2         49.6
Power purchase rights(2)..................       306.5        21.2        39.9        42.3        203.1
Natural gas purchase contracts............         2.1         2.1          --          --           --
Reforestation.............................         8.1         4.6         1.0         1.0          1.5
Other.....................................         4.1         3.6          .5          --           --
Total.....................................       677.2        48.6        75.6        77.5        475.5

____________
(1)  Based on annual interest of US$14.7 million converted at a rate of 1.165.

(2) Based on management's reasonable estimate of future maintenance and operating costs.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Prices

The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for pulp and paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels. In addition, Canadian lumber markets and our results have been significantly impacted by the softwood lumber dispute. These factors all have a significant impact on selling prices and our profitability. The following outlines the sensitivity of our operating earnings over the course of a year to changes in commodity prices.

                                                             Estimated impact on
                                             Change in            operating
                                         realized price(1)       earnings(2)
                                         -----------------   -------------------
                                                      (in millions)
Pulp(3)...............................   US$50/ADMT                $   15.5
Lumber(4).............................   US$50/MFBM                $   16.2
____________
Assumed exchange rate of US$0.86 = $1.00.

1.   Before impact of profit sharing plan.

2.   Based on annual shipments of 300,000 ADMT.

3. Based on annual shipments of 345 MMFBM and combined softwood lumber duties of 10.8%.

Foreign Exchange

We sell the majority of our products outside of Canada in U.S. dollars (75% of 2005 revenue). Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on revenue and profitability. The value of the Canadian dollar was US$0.8584 as at December 31, 2005, compared to US$0.8310 as at December 31, 2004.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in our debt service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, from time to time we enter into foreign exchange forward contracts. At December 31, 2005, we had no outstanding exchange contracts. We do not hold or issue foreign currency financial instruments for trading purposes. Based on sales revenue for the year ended December 31, 2005, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would impact operating earnings by approximately $2.0 million.

Interest Rate

The interest rate on our existing US$190.0 million aggregate principal amount of 7.75% Senior Notes due 2013 is fixed. We do not currently use any derivative instruments to manage our exposure to changes in market interest rates, nor do we use any instruments to manage our exposure to changes in foreign currency rates with respect to our U.S. dollar denominated debt, nor do we intend to with respect to the Notes.

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